EXHIBIT (12)

HELLER FINANCIAL, INC.

COMPUTATION OF RATIO OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	2000		1999		1998		1997		1996
	(dollar amounts in millions)

Net income before income taxes and minority interest	$ 431		$ 439		$290		$233		$183
Add-Fixed charges
Interest and debt expense	999		685		624		516		452
One-third of rentals	10		10		11		8		7

Total fixed charges	1,009		695		635		524		459

Net income as adjusted	1,440		1,134		925		757		642

Ratio of earnings to fixed charges	1.43	x	1.63	x	1.46	x	1.44	x	1.40	x

Preferred stock dividends on a pre-tax basis	$ 43		$ 44		$ 31		$ 21		$ 13
Total combined fixed charges and preferred stock dividends	1,052		739		666		545		472
Ratio of earnings to combined fixed charges and preferred stock dividends	1.37	x	1.53	x	1.39	x	1.39	x	1.36	x

            For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings includes income before income taxes, minority interest and fixed charges. Combined fixed charges and preferred stock dividends includes interest on all indebtedness, one third of annual rentals (approximate portion representing interest) and preferred stock dividends on a pre-tax basis.